   As filed with the Securities and Exchange Commission on July 26, 2000

                                                 Registration No. 333-38640
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                               ----------------

                            Amendment No. 1 to
                                    Form S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                               ----------------

A. Exact name of trust:

                             EQUITY FOCUS TRUSTS--
                 UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2000
                                      AND
                  UNCOMMON VALUES GROWTH & INCOME SERIES, 2000

B. Name of depositor:

                           SALOMON SMITH BARNEY INC.

C. Complete address of depositor's principal executive offices:

                           SALOMON SMITH BARNEY INC.
                              388 Greenwich Street
                            New York, New York 10013

D. Names and complete address of agent for service:


                                                        Copy to:
         LAURIE A. HESSLEIN                     MICHAEL R. ROSELLA, ESQ.
      Salomon Smith Barney Inc.
        7 World Trade Center              Paul, Hastings, Janofsky & Walker LLP

      New York, New York 10048                     75 East 55th Street
                                                New York, New York 10022
                                                     (212) 856-6858

E. Title of securities being registered:

  An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed sale to the public:

 As soon as practicable after the effective date of the registration statement.

[X] Check box if it is proposed that this filing will become effective immediately upon filing on July 26, 2000 pursuant to Rule 487.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            The Equity Focus Trusts

                                Uncommon Values

                         Aggressive Growth Series, 2000
                          Growth & Income Series, 2000

                             Unit Investment Trusts

                              Salomon Smith Barney
                          A member of citigroup [LOGO]

                         Uncommon Values Aggressive Growth Series, 2000 and Uncommon Values Growth & Income Series, 2000 consists of two separate unit investment trusts. Each Trust offers investors the opportunity to purchase units representing proportionate interests in a portfolio of equity securities selected by the TEN+ Selection Committee, based on the recommendation of Salomon Smith Barney's Research Department, as the Trust portfolio. The value of the units of each Trust will fluctuate with the value of the underlying securities.

                         The minimum purchase is $250.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated July 26, 2000
Read and retain this Prospectus for future reference

UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2000
UNCOMMON VALUES GROWTH & INCOME SERIES, 2000
INVESTMENT SUMMARY

--------------------------------------------------------------------------------

Use this Investment Summary to help you decide whether one or both of the portfolios comprising the Uncommon Values Aggressive Growth Series and Growth & Income Series is right for you. More detailed information can be found later in this prospectus.


Investment Objectives

Uncommon Values Aggressive Growth Series, 2000 has a diversified portfolio of stocks for strong growth-oriented investors. Dividend income is not a primary objective of this portfolio.

Uncommon Values Growth & Income Series, 2000 has a diversified portfolio of stocks for growth and income-oriented investors.

There is no guarantee that the objectives of the Trusts will be achieved.


Investment Strategy

Each Trust uses a "buy and hold" strategy with a portfolio of stocks, designed to remain fixed over its three-year life. Unlike a mutual fund, the portfolios are not managed; however, a security can be sold under some adverse circumstances.


Investment Concept and Selection Process

Salomon Smith Barney follows more than 1,600 companies, both in the U.S. and abroad. In the view of our strategists and equity analysts, the outlook for the global economy has begun to show signs of improvement, which may enhance the "pricing power" of certain companies. Some of the holdings of our Uncommon Values Aggressive Growth Trust have been selected from the higher-growth sectors of the market, such as technology, telecommunications, and health care. For the Uncommon Values Growth & Income Trust, our analysts focused on companies with attractive valuations relative to their anticipated rates of growth. Some were selected for their potentially defensive characteristics and others have attractive dividend yields. And a number of selections were made from industries traditionally considered to be "value-driven," such as energy, financials, REITS and utilities. But, for both portfolios, we emphasized wide sector diversification among our top-ranked recommendations for the coming year.

The process to select the holdings of each of the Trusts drew from Salomon Smith Barney's far-reaching capabilities in equity research.

Step 1. As a first step, we asked our equity research team of more than 100 analysts to select their "top picks" that fall into the aggressive growth stock category for the Aggressive Growth portfolio or with the combination of exceptional growth and income potential for the coming year for the Growth & Income portfolio.

Step 2. Then, our TEN+ Selection Committee analyzed each candidate in view of industry trends, overall market conditions and the economy in general.

Step 3. Ultimately, their goal was to "handpick" companies whose stocks could add "uncommon value" to your portfolio for the coming year.


Principal Risk Factors

The value of your units may increase or decrease depending on the value of the stocks which make up each portfolio. In addition, the amount of dividends you receive depends on a particular issuer's dividend policy, the financial condition of that company and general economic conditions. The Trusts are each concentrated in stocks which have been ranked High Risk by Salomon Smith Barney and therefore may have a high degree of price volatility over the life of

UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2000
UNCOMMON VALUES GROWTH & INCOME SERIES, 2000
INVESTMENT SUMMARY

--------------------------------------------------------------------------------

each Trust. The value of the units of a Trust will fluctuate with the value of the underlying securities and the Trusts are not appropriate for investors requiring high current income or conservation of capital.

Each portfolio consists primarily of common stocks of domestic issuers. If you invest in a portfolio, you should understand the potential risks associated with common stocks:

  .  The financial condition of the issuer may worsen.

  .  The overall stock market may falter.

  . As a common stockholder, your right to receive payments of any kind (including dividends or as a result of a liquidation or bankruptcy) from the issuer is generally inferior to the rights of creditors, debt holders, or preferred stockholders.

  . Common stock is continually subject to stock market fluctuations and to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

A unit investment trust is not actively managed and a Trust will not sell securities in response to ordinary market fluctuations. Instead securities will not usually be sold until a Trust terminates, which could mean that the sale price of the Trust securities may not be the highest price at which these securities traded during the life of that Trust.

When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional units, an increase in the price of a particular security between the time of deposit and the time the security is purchased will cause the units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the securities will be an expense of the Trusts.


Public Offering Price

On the first day units are made available to the public, the public offering price will be $1.00 per unit, with a minimum purchase of $250. This price is based on the net asset value of each Trust plus the up-front sales charge. Beginning on the Date of Deposit, the Trustee will calculate the public offering price of units by using the closing sales prices of the underlying securities in the portfolio. The public offering price will change daily because prices of the underlying stocks will fluctuate.

The public offering price per unit will be calculated by:

  . Adding the combined market value of the underlying stocks to any cash held to purchase securities.

  .  Dividing that sum by the number of units outstanding.

  .  Adding an initial sales charge.

In addition, during the initial public offering, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the public offering price. After the initial offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet redemptions.


Market for Units

The Sponsor intends to repurchase units at a price based on the net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2000
UNCOMMON VALUES GROWTH & INCOME SERIES, 2000
INVESTMENT SUMMARY

--------------------------------------------------------------------------------


Exchange or Rollover Option and Termination

During the life of a Trust, you may exchange units of one portfolio for units of any of the other portfolios or a future portfolio, if one is available. When a Trust is about to terminate, you may have the option to rollover your proceeds into a future portfolio, if it is available, at a reduced sales charge. If you decide not to rollover your proceeds into the next portfolio, you will receive a cash distribution after the Trust terminates. You will pay your share of expenses associated with an exchange, rollover or termination, including brokerage commissions on the sale of securities.

Taxation

Your acquisition of units of a Trust will be the acquisition of an asset. In general, dividends of a Trust will be taxed as ordinary income, whether received in cash or reinvested in additional units. If you are a foreign investor, you should be aware that distributions from a Trust will generally be subject to information reporting and withholding taxes, including with respect to income from the Trust that is reinvested in additional units.

An exchange of units in one portfolio for units in another portfolio will be treated as a sale of units, and any gain realized on the exchange, notwithstanding reinvestment, may be subject to federal, state and local income tax.

If you are taxed as an individual and have held your units for more than 12 months, you may be entitled to a 20% maximum federal income tax rate on gains, if any, from the sale of your units.

UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2000

FEE TABLE

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses

                                                        As a %
                                                      of Initial
                                                    Public Offering Amounts per
                                                         Price      1,000 Units
                                                    --------------- -----------
 Maximum Initial Sales Charge Imposed on Purchase
  (as a percentage of offering price)..............      4.00%        $40.00
                                                         ====         ======
 Reimbursement to Sponsor for Estimated Organiza-
  tion Costs.......................................      .063%        $  .63
                                                         ====         ======
 Estimated Cost of Liquidating Securities to Meet
  Redemptions......................................      .086%        $  .87
                                                         ====         ======
Estimated Annual Trust Operating Expenses
 (as a percentage of average net assets)
                                                        As a %      Amounts per
                                                     of Net Assets  1,000 Units
                                                    --------------- -----------
 Trustee's Fee.....................................      .080%        $  .77
 Maximum Portfolio Supervision, Bookkeeping and Ad-
  ministrative Fees................................      .026%        $  .25
 Other Operating Expenses..........................      .014%        $  .14
                                                         ----         ------
  Total............................................      .120%        $ 1.16
                                                         ====         ======

Example

                                                Cumulative Expenses and Charges
                                                       Paid for Period:
                                                -------------------------------
                                                 1 year    2 years    3 years
                                                 ------    -------    -------
An investor would pay the following expenses
 and charges on a $10,000 investment, assuming
 the Trust's estimated operating expense ratio
 of .120% and a 5% annual return on the
 investment throughout the periods............   $418      $430       $443

  The example assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.

UNCOMMON VALUES GROWTH & INCOME SERIES, 2000

FEE TABLE

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses

                                                        As a %
                                                      of Initial
                                                    Public Offering Amounts per
                                                         Price      1,000 Units
                                                    --------------- -----------
 Maximum Initial Sales Charge Imposed on Purchase
  (as a percentage of offering price)..............      4.00%        $40.00
                                                         ====         ======
 Reimbursement to Sponsor for Estimated Organiza-
  tion Costs.......................................      .088%        $  .88
                                                         ====         ======
 Estimated Cost of Liquidating Securities to Meet
  Redemptions......................................      .101%        $ 1.02
                                                         ====         ======
Estimated Annual Trust Operating Expenses
 (as a percentage of average net assets)
                                                        As a %      Amounts per
                                                     of Net Assets  1,000 Units
                                                    --------------- -----------
 Trustee's Fee.....................................      .089%        $  .86
 Maximum Portfolio Supervision, Bookkeeping and
  Administrative Fees..............................      .026%        $  .25
 Other Operating Expenses..........................      .015%        $  .14
                                                         ----         ------
  Total............................................      .130%        $ 1.25
                                                         ====         ======

Example

                                                Cumulative Expenses and Charges
                                                       Paid for Period:
                                                -------------------------------
                                                 1 year    2 years    3 years
                                                 ------    -------    -------
An investor would pay the following expenses
 and charges on a $10,000 investment, assuming
 the Trust's estimated operating expense ratio
 of .130% and a 5% annual return on the
 investment throughout the periods............   $421      $435       $449

  The example assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.

UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2000
UNCOMMON VALUES GROWTH & INCOME SERIES, 2000
SUMMARY OF ESSENTIAL INFORMATION

AS OF JULY 25, 2000+


Sponsor
 Salomon Smith Barney Inc.

Trustee and Distribution Agent

 The Bank of New York

Sales Charge
 The sales charge is 4.00% of the Public Offering Price (4.167% of the net amount invested in Securities).

Mandatory Termination Date

 August 15, 2003, or at any earlier time by the Sponsor with the consent of Holders of 51% of the Units then outstanding.

Distributions
 For the Aggressive Growth Portfolio, distributions of income, if any, will be made on the next to last business day of each year, commencing December 28, 2000, to Holders of record on the immediately prior business day of each year, commencing December 27, 2000. For the Growth & Income Portfolio, distributions of income, if any, will be made on the 25th day of August, November, February and May, to Holders of record on the 10th day of such months. Distributions will be automatically reinvested in additional units of a Trust unless a Holder elects to receive its distribution in cash. A final distribution will be made upon termination of a Trust.

Record Day
 The business day immediately prior to a Distribution Day for the Aggressive Growth Portfolio and the 10th day of August, November, February and May for the Growth & Income Portfolio.

Distribution Day
 On the next to last business day of each year, commencing December 28, 2000, for the Aggressive Growth Portfolio and the 25th day of August, November, February and May for the Growth & Income Portfolio, and upon termination and liquidation of a Trust.

Evaluation Time

 9:30 A.M. and 4:00 P.M. New York time on July 26, 2000 and 4:00 P.M. New York time (or earlier close of the New York Stock Exchange) thereafter.

Minimum Value of Trust
 The Trust Indenture may be terminated if the net value of a Trust is less than 40% of the aggregate net asset value of a Trust at the completion of the initial public offering period.

Trustee's Annual Fee

 $.77 per 1,000 Units for the Aggressive Growth Portfolio.

 $.86 per 1,000 Units for the Growth & Income Portfolio.

Sponsor's Annual Fee
 Maximum of $.25 per 1,000 Units.

------------
+ The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2000
UNCOMMON VALUES GROWTH & INCOME SERIES, 2000
SUMMARY OF ESSENTIAL INFORMATION

AS OF JULY 25, 2000

                                                       Aggressive    Growth &
                                                         Growth       Income
                                                        Portfolio    Portfolio
                                                       -----------  -----------
Portfolio
  Number of issuers of common stock...................          25           20
  Percentage of High Risk Securities
   (as described in footnote 2 to Portfolios).........       45.17%       28.69%
  Percentage of Speculative Securities
   (as described in footnote 2 to Portfolios).........       11.24%        5.03%
  Number of different industry groups.................
    Aggressive Growth Portfolio contains the following
     industry groups:

      Advertising, 1(4.39%); Conglomerate, 1
      (4.53%); Consumer Diversified, 1 (3.82%);
      Consumer/Restaurants, 1 (4.36%);
      Consumer/Retail, 1 (4.28%); Education
      Services, 1 (.97%); Energy, 3 (13.83%);
      Entertainment, 1 (4.27%); Healthcare, 4
      (14.82%); Technology, 1 (3.90%); Technology
      Services, 1 (1.98%); Telecommunications,
      9 (38.85%).
    Growth & Income Portfolio contains the following industry groups:

      Aerospace, 1 (4.40%); Airlines, 1 (4.49%);
      Auto Parts, 1 (4.45%); Chemicals, 1 (4.59%);
      Consumer Cyclical, 1 (5.48%); Consumer
      Products, 1 (4.53%); Energy, 1 (5.46%);
      Environmental Services, 1 (4.53%);
      Financials, 2 (11.21%); Food, 1 (5.00%);
      Healthcare, 2 (11.07%); Lodging, 1 (5.54%);
      Office Equipment, 1 (5.49%); REIT, 1 (4.52%);
      Technology, 2 (11.20%); Tobacco, 1 (5.03%);
      Utilities/Gas Distribution, 1 (3.01%).

Initial Number of Units...............................   2,000,000    2,000,000
Fractional Undivided Interest in Trust Represented by
 Each Unit............................................ 1/2,000,000  1/2,000,000
Public Offering Price per 1,000 Units.................
  Aggregate Value of Securities in Trust (net of
   Organization Costs)................................ $ 1,931,436  $ 1,929,468
                                                       ===========  ===========
  Divided by Number of Units of Trust (times 1,000)... $    965.72  $    964.73
  Plus Sales Charge of 4.00% of Public Offering Price
   (4.167% of the net amount invested in Securities).. $     40.24  $     40.20
                                                       -----------  -----------
  Public Offering Price............................... $  1,005.96  $  1,004.93
  Plus Estimated Organization Costs................... $       .63  $       .88
  Plus the Amount in the Income and Capital Accounts.. $         0  $         0
                                                       -----------  -----------
  Total............................................... $  1,006.59  $  1,005.81
                                                       ===========  ===========
Sponsor's Repurchase Price and Redemption
 Price per 1,000 Units (based on value of underlying
 Securities).......................................... $    966.35  $    965.61
Sponsor's Profit (Loss) on Deposit.................... $    (1,037) $     1,623

                          INDEPENDENT AUDITORS' REPORT

The Sponsor, Trustee and Unitholders of Uncommon Values Aggressive Growth Series, 2000 and Uncommon Values Growth & Income Series, 2000:

  We have audited the accompanying statements of financial condition, including the portfolios, of Uncommon Values Aggressive Growth Series, 2000 and Uncommon Values Growth & Income Series, 2000, as of July 25, 2000. These financial statements are the responsibility of the Trustee (see note 1 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on July 25, 2000, for the purchase of securities, as shown in the statements of financial condition and portfolio of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

  In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Uncommon Values Aggressive Growth Series, 2000 and Uncommon Values Growth & Income Series, 2000, as of July 25, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ KPMG LLP

New York, New York

July 25, 2000

                 UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2000
                  UNCOMMON VALUES GROWTH & INCOME SERIES, 2000

 Statements of Financial Condition as of Initial Date of Deposit, July 25, 2000

                                                          Aggressive   Growth
                                                            Growth    & Income
                                                          Portfolio  Portfolio
TRUST PROPERTY(1)                                         ---------- ----------
 Investment in Securities:
  Contracts to purchase Securities(2).................... $1,932,696 $1,931,228
                                                          ---------- ----------
  Total.................................................. $1,932,696 $1,931,228
                                                          ========== ==========
LIABILITIES
 Reimbursement to Sponsor for Organization Costs(3)...... $    1,260 $    1,760
                                                          ---------- ----------
INTEREST OF UNITHOLDERS
 2,000,000 Units of fractional undivided interest
  outstanding for each respective Trust:
 Cost to investors(4)....................................  2,013,180  2,011,620
 Less: Gross underwriting commissions(5).................     80,484     80,392
 Less: Reimbursement to Sponsor for Organization
  Costs(3) ..............................................      1,260      1,760
                                                          ---------- ----------
 Net amount applicable to investors......................  1,931,436  1,929,468
                                                          ---------- ----------
  Total.................................................. $1,932,696 $1,931,228
                                                          ========== ==========

------------

(1) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each of the Trusts and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each of the Trusts. The Trustee is also responsible for all estimates and accruals reflected in each of the Trust's financial statements other than estimates of organizational costs, for which the Sponsor is responsible.

(2) Aggregate cost to each Trust of the Securities listed under Portfolio of such Trust, on the Initial Date of Deposit, is determined by the Trustee on the basis set forth in footnote 4 to the Portfolios. See also the columns headed Market Value of Securities. An irrevocable letter of credit in the amount of $5,000,000 has been deposited with the Trustee for the purchase of Securities. The letter of credit was issued by Svenska Handelsbanken.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.63 per 1,000 Units for the Aggressive Growth Portfolio and $.88 per 1,000 Units for the Growth & Income Portfolio. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.

(4) Aggregate public offering price computed on the basis set forth under Public Sale of Units--Public Offering Price.

(5) Assumes a sales charge of 4.00% of the Public Offering Price (4.167% of the net amount invested in the Securities) computed on the basis set forth under Public Sale of Units--Public Offering Price.

  PORTFOLIO OF UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2000

  ON THE INITIAL DATE OF DEPOSIT, JULY 25, 2000
 -----------------------------------------------------------------------------

                                                                        Market
                         Stock  Investment    Number     Percentage    Value of
     Securities(1)       Symbol Ranking(2) of Shares(3) of Portfolio Securities(4)
     -------------       ------ ---------- ------------ ------------ -------------
ALZA Corp.               AZA       1-H        1,400          4.33%    $   83,738
America Online #         AOL       1-H        1,600          4.60         88,900
Amgen Inc. *             AMGN      1-H        1,200          4.57         88,350
Cendant Corp. #          CD        1-H        5,600          3.82         73,850
Clear Channel
 Communications #        CCU       1-M        1,000          3.92         75,750
Digitas Inc. *#          DTAS      1-H        1,600          1.98         38,200
Education Management *   EDMC      1-H        1,000          0.97         18,813
Enron Corp. #            ENE       1-H        1,200          4.46         86,175
FLAG Telecom Hldgs       FTHL      1-H        4,700          3.89         75,200
Flextronics Int'l *      FLEX      1-H          900          3.90         75,431
Gilat Satellite
 Networks *              GILTF     1-H          900          4.03         77,850
Global Crossing Ltd. *#  GBLX      1-S        3,100          4.69         90,675
Harrah's Entertainment   HET       1-M        3,500          4.27         82,469
HCA-The Healthcare
 Company                 HCA       1-H        2,400          3.92         75,750
Home Depot               HD        1-L        1,500          4.28         82,688
Infinity Broadcasting
 'A' #                   INF       1-M        2,100          3.79         73,369
Interpublic Grp Co's     IPG       1-M        1,900          4.39         84,788
McDonald's Corp. #       MCD       1-L        2,700          4.36         84,206
Nabors Industries #      NBR       1-M        2,300          4.62         89,413
Nortel Networks          NT        1-H        1,100          4.70         90,750
RealNetworks Inc. *      RNWK      1-S        1,900          4.55         87,875
Schlumberger Ltd         SLB       1-L        1,300          4.75         91,731
Tyco International #     TYC       1-M        1,600          4.53         87,600
WorldCom Inc. *#         WCOM      1-M        2,000          4.68         90,500
Zoll Medical Corp. #     ZOLL      1-S        1,200          2.00         38,625
                                                           ------     ----------
                                                           100.00%    $1,932,696
                                                           ======     ==========

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

  PORTFOLIO OF UNCOMMON VALUES GROWTH & INCOME SERIES, 2000

  ON THE INITIAL DATE OF DEPOSIT, JULY 25, 2000
 -----------------------------------------------------------------------------

                                                                         Market
                          Stock  Investment    Number     Percentage    Value of
     Securities(1)        Symbol Ranking(2) of Shares(3) of Portfolio Securities(4)
     -------------        ------ ---------- ------------ ------------ -------------
Archer-Daniels-Midland #   ADM      1-H        9,900          5.00%    $   96,525
Baxter International       BAX      1-M        1,400          5.41        104,475
Chubb Corp. #              CB       1-L        1,500          5.58        107,813
Eastman Chemical           EMN      1-H        1,900          4.59         88,588
Electronic Data
 Systems #                 EDS      1-M        2,600          5.65        109,200
Equity Office
 Properties #              EOP      1-M        3,000          4.52         87,375
Exxon Mobil                XOM      1-L        1,400          5.46        105,525
Gillette Co.               G        2-H        2,900          4.53         87,544
Philips Electronics NV     PHG      1-H        2,200          5.55        107,113
Lincoln Nat'l Corp.        LHC      1-M        2,400          5.63        108,750
Litton Industries          LIT      1-M        1,800          4.40         84,938
New Jersey Resources       NJR      1-L        1,500          3.01         58,031
Pfizer, Inc.               PFE      1-L        2,500          5.66        109,219
Philip Morris Cos. #       MO       1-S        3,800          5.03         97,138
Pitney Bowes #             PBI      1-L        2,900          5.49        106,031
Republic Services #        RSG      1-H        5,200          4.53         87,425
Snap-on Inc.               SNA      1-M        2,900          4.45         85,913
Starwood Hotels and
 Resorts                   HOT      1-M        3,100          5.54        106,950
Target Corp.               TGT      1-M        3,500          5.48        105,875
UAL Corp.                  UAL      1-H        1,600          4.49         86,800
                                                            ------     ----------
                                                            100.00%    $1,931,228
                                                            ======     ==========

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

Notes to Portfolios of Securities

(1) All Securities are represented entirely by contracts to purchase Securities, which were entered into by the Sponsor on July 25, 2000. All contracts for domestic Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2) Salomon Smith Barney has assigned these rankings according to the following system, which uses two codes: a letter for the level of risk (L,M,H,S or V) and a number for performance expectation (1-5).

RISK assesses predictability of earnings/dividends and stock price volatility:

  L (Low Risk): highly predictable earnings/dividends, low price volatility

  M (Moderate Risk): moderately predictable earnings/dividends, moderate price volatility

  H (High Risk): low predictability of earnings/dividends, high price volatility

  S (Speculative): exceptionally low predictability of earnings/dividends, highest risk of price volatility

  V (Venture): Risk and return consistent with venture capital, suitable only for well-diversified portfolios

PERFORMANCE rankings indicate the expected total return (capital gain or loss plus dividends) over the next 12-18 months, assuming an unchanged, or "flat" market; performance expectations depend on the risk category assigned to the stock, as shown in the following chart.

                    Low Risk    Moderate Risk   High Risk    Speculative
                  ------------- ------------- ------------- -------------
1 (Buy)             Over 15%      Over 20%      Over 25%      Over 30%
2 (Outperform)      5% to 15%     5% to 20%    10% to 25%    10% to 30%
3 (Neutral)         -5% to 5%     -5% to 5%    -10% to 10%   -10% to 10%
4 (Underperform)   -5% to -15%   -5% to -15%  -10% to -20%  -10% to -20%
5 (Sell)          -15% or worse -15% or worse -20% or worse -20% or worse

These rankings represent current opinions of Salomon Smith Barney research analysts and are, of course, subject to change; no assurance can be given that the stocks will perform as expected. These rankings have not been audited by KPMG LLP.


(3) Per 1,000,000 Units.

(4) Valuation of Securities by the Trustee was made using the market value per share as of the Evaluation Time on July 25, 2000. On July 26, 2000 only, an additional valuation of the Securities will be made at 9:30 A.M. New York time applicable for all orders for units received by the Sponsor prior to such time. Subsequent to the 9:30 A.M. valuation on July 26, Securities are valued, for Securities quoted on a national securities exchange or NASDAQ National Market System, or a foreign securities exchange, at the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, and for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption--Computation of Redemption Price Per Unit.

                               ----------------

The following information is unaudited:

 * Salomon Smith Barney Inc., including its parent, subsidiaries and/or affiliates, usually maintains a market in the securities of this company.
 # Within the last three years, Salomon Smith Barney Inc. including its parent, subsidiaries, affiliates and/or predecessor firms, has acted as manager (co-manager) of a public offering of the securities of this company or an affiliate.

DESCRIPTION OF THE TRUSTS

Objectives of the Trusts

  The objective of the Uncommon Values Aggressive Growth Series, 2000 (the "Aggressive Growth Trust") is to provide investors with the possibility of capital appreciation through a convenient and cost-effective investment in a fixed portfolio consisting of shares of the common stocks (the "Securities") selected by the Sponsor. The Sponsor has selected stocks for the Aggressive Growth Trust which it considers to have strong potential for capital appreciation over a period of one year relative to risks and opportunities. The payment of dividends is not a primary objective of the Aggressive Growth Trust. The objective of the Uncommon Values Growth & Income Series, 2000 (the "Growth & Income Trust") is to provide investors with the possibility of capital appreciation and current dividend income through a convenient and cost-effective investment in a fixed portfolio consisting of shares of the Securities selected by the Sponsor. The Sponsor has selected stocks for the Growth & Income Trust which it considers to have strong potential for capital appreciation and current dividend income over a period of one year relative to risks and opportunities. The Aggressive Growth Trust and the Growth & Income Trust are collectively referred to herein as the "Trusts" or as the "Portfolios."

  Achievement of each of the Trust's objectives is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of stocks, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trusts may not realize as high a total return as the theoretical performance of the underlying stocks in their respective Portfolios.


Structure and Offering

  This Series of Equity Focus Trusts consists of two separate "unit investment trusts." Each Trust was created under New York law by a Trust Indenture (the "Indenture") between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of a Trust (a "Unit") represented a fractional undivided interest, as set forth under the Summary of Essential Information, in the Securities listed under the respective Trust's Portfolio. Additional Units of a Trust will be issued in the amount required to satisfy purchase orders by depositing in such Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities. On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in a Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trusts as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities, the aggregate value of the Securities in the Trusts will be increased and the fractional undivided interest in the Trusts represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trusts.

  During the 90-day period following the Initial Date of Deposit additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security in the Portfolios of each of the Trusts. The proportionate relationship among the Securities in each of the Trusts will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trusts but which does not affect that Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable (see Administration of the Trusts--Trust Supervision). Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units-- Public Distribution) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising each of the Portfolios of the Trust at the end of the initial 90-day period.

  The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities in a Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for each of the Trusts will thus vary in the future from the amount set forth in the Summary of Essential Information. See Public Sale of Units-Public Offering Price for a complete description of the pricing of Units.

  The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trusts which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

  The holders ("Holders") of Units of each of the Trusts will have the right to have their Units redeemed for the Securities underlying the Units (see Redemption). If any Units are redeemed, the aggregate value of Securities in the Trusts will be reduced and the fractional undivided interest in such Trust represented by each remaining Unit will be increased. Units of each of the Trusts will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture (see Administration of the Trusts--Amendment and Termination).


The Portfolios

  The Securities in each of the Portfolios have been selected by the TEN+ Selection Committee of Salomon Smith Barney (the "Committee"), which is comprised of senior management and equity strategists, with the assistance of the Salomon Smith Barney Research Department. Salomon Smith Barney's Research Department is staffed by over 100 investment analysts, who currently follow equities issued by more than 1,600 companies (both domestic and foreign) in 85 industry groups or stock areas of the market. The Securities included in the Aggressive Growth Trust were selected by the Sponsor as undervalued stocks deemed to have above average appreciation potential over the 12 months following the selection of the Portfolio. Many of the Securities included in the Growth & Income Trust either have paid above-average dividends or were selected by the Sponsor because they could realize above-average dividend growth and have the potential for capital appreciation over the 12 months following the selection of the Portfolio. In arriving at each Trust's portfolio, the Committee evaluated each analyst's top selections based on the Committee's analysis of industry trends, overall market conditions and the current economic environment. The selection is not limited to small, high-growth companies. The investment rankings by Salomon Smith Barney normally pertain to an outlook for a 12-18 month period (see footnote 2 to the Portfolios). In selecting Securities for each of the Trusts, the Sponsor has not expressed any belief as to the potential of these Securities for capital appreciation over a period longer than one year. There is, of course, no assurance that any of the Securities in the Trusts will appreciate in value, and indeed any or all of the Securities may depreciate in value at any time in the future. See Description of the Trusts--Risk Factors. Each January for the last 16 years, Smith Barney has published a list of the top pick in each of the industry groups followed by its equity analysts. The selection for the Trusts differs both in that it is made in the middle of the year and in that the Salomon Smith Barney analysts' selections were screened by the Committee, as described, to arrive at a list of the Portfolios' stocks.

  The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trusts for various reasons, including:

  . sales charges and expenses of a Trust,

  . the Portfolios may not be fully invested at all times,

  . the stocks are normally purchased or sold at prices different from the closing price used to determine each Trust's net asset value, and

  . not all stocks may be weighted in the initial proportions at all times.

Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his total return.

  Total returns and/or average annualized returns for various periods of previous series of The Uncommon Values Trust and the Trusts may be included from time to time in advertisements and sales literature. Trust performance may be compared to performance of the Standard & Poor's 500 Composite Stock Index. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period. Advertising and sales literature for the Trusts may also include excerpts from the Sponsor's research reports on one or more of the stocks in the Trusts, including a brief description of its business and industry group, and the basis on which the stock was selected.

  All of the domestic Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in each of the Trusts are expected to settle in three business days, in the ordinary manner for such Securities. Any foreign Securities are publicly traded on a variety of foreign stock exchanges. Settlement of contracts for foreign Securities varies by country and may take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

  Each of the Trusts consists of such Securities as may continue to be held from time to time in that Trust and any additional and replacement Securities and any money market instruments acquired and held by such Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trusts of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. (See Administration of the Trusts--Accounts and Distributions; Trust Supervision.) The Indenture authorizes, but does not require, the Trustee to invest the net proceeds of the sale of any Securities in eligible money market instruments to the extent that the proceeds are not required for the redemption of Units. Any money market instruments acquired by a Trust must be held until maturity and must mature no later than the next Distribution Day and the proceeds distributed to Holders at that time. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities.

  Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolio for the relevant Trust, unless substantially all of the monies held in such Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture. (See Administration of the Trusts--Trust Supervision.)

  Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that either of the Trusts will retain its present size for any length of time (see Redemption; Administration of the Trusts--Amendment and Termination). For Holders who do not redeem their Units, investments in Units of a Trust will be liquidated on the fixed date specified under Mandatory Termination of Trust, and may be liquidated sooner if the net asset value of a Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information (see Risk Factors).


Income

  There is no assurance that dividends on the Securities will be declared or paid in the future.

  Record and Distribution Days for each of the Trusts are set forth under the Summary of Essential Information. Income distributions, if any, will be automatically reinvested in additional Units of the appropriate Trust at no extra charge, unless a Holder elects to receive his distributions in cash (see Reinvestment Plan). Because dividends on the Securities are not received by the Trusts at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by a Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.


RISK FACTORS

Common Stock

  An investment in Units entails certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

  . expectations regarding government economic, monetary and fiscal policies,

  . inflation and interest rates,

  . economic expansion or contraction, and

  . global or regional political, economic or banking crises.

  The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trusts or to satisfy redemptions of Units, may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trusts may also cause increased buying activity in certain of the stocks comprising each of the Portfolios. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the Sponsor or its affiliates which are based on the performance of the Securities on the list. The Sponsor or its affiliates may also purchase Securities as a hedge against its risk on the warrants (although generally the Sponsor and its affiliates will not purchase Securities for their own account until after the Trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the Securities by the Trusts may cause the Trusts to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

  The Trusts are not appropriate for investors requiring conservation of capital or high current income. Securities representing approximately 45.17% of the value of the Aggressive Growth Trust and 28.69% of the value of the Growth & Income Trust have been ranked High Risk by Salomon Smith Barney's Research Department, described as "low predictability of earnings/dividends; high price volatility." Securities representing approximately 11.24% of the value of the Aggressive Growth Trust and 5.03% of the value of the Growth & Income Trust have been ranked Speculative by Salomon Smith Barney's Research Department, described as "exceptionally low predictability of earnings/dividends; highest risk of price volatility."

  Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preference stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

  Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

  Holders will be unable to dispose of any of the Securities in the Portfolios, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in each of the Trusts and will vote in accordance with the instructions of the Sponsor. Holders will, however, be able upon request to receive an "in kind" distribution of the Securities evidenced by their Units if they tender a minimum of 50,000 Units (see Redemption).


Dividends

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If dividends are insufficient to cover expenses, it is likely that the Securities will have to be sold to meet Trust expenses. See Expenses and Charges -- Payment of Expenses. Any such sales may result in capital gains or losses to Holders (see Taxes).


Fixed Portfolio

  Investors should be aware that the Trusts are not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of a Trust except under extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Objectives of the Trusts and that the Trusts may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed. A number of the Securities in the Trusts may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trusts would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trusts -- Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the Holders of the Units to do so.

  Although each Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trusts. The prices of single shares of each of the Securities in the Trusts vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.


Additional Securities

  Investors should note that in connection with the issuance of additional Units during the Public Offering Period the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in a Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trusts. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trusts. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by each of the Trusts. Finally, pursuant to the terms of the Indenture, subsequent deposits to create additional Units might not be covered by the deposit of cash (or a letter of credit in lieu of cash). In such circumstances, should the Sponsor not deliver cash in consideration for the additional Units delivered, the Trusts may be unable to satisfy their contracts to purchase the additional Securities. The failure of the Sponsor to deliver cash to a Trust, or any delays in a Trust receiving such cash, may have significant adverse consequences for that Trust.

  Some of the Securities may have limited trading volume. The Trustee, with directions from the Sponsor, will endeavor to purchase Securities with deposited cash as soon as practicable reserving the right to purchase those Securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the Trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the Initial Date of Deposit) and cannot be invested in one or more stocks at what the Sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of each of the Trusts, the Sponsor reserves the right to sell Securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the Securities. The proceeds received by Holders following termination of each of the Trusts will reflect the actual sales proceeds received on the Securities, which will likely differ from the closing sale price on the Mandatory Termination Date.


Organization Costs

  The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for each of the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trusts. Securities will be sold to reimburse the Sponsor for each of the Trust's organization costs after the completion of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trusts). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for each of the Trusts' organization costs, the Trustee will sell additional Securities to allow the Trusts to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Plus Estimated Organization Costs" in the Summary of Essential Information, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trusts as existed prior to such sale.


Termination

  A Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below 40% of the aggregate net asset value of that Trust at the completion of the initial public offering period. Investors should note that if the net asset value of a Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate such Trust before the Mandatory Termination Date specified in the Summary of Essential Information.

Technology/Telecommunications Industries

  The Aggressive Growth Trust may be considered to be concentrated in common stock of companies engaged in technology related and/or telecommunications industries. A Trust is considered to be "concentrated" in a particular industry when the securities in that industry constitute 25% or more of the total assets of the portfolio. The Aggressive Growth Trust's investments in securities of technology related companies present certain risks that may not exist to the same degree in other types of investments. Technology stocks, in general, tend to be relatively volatile as compared to other types of investments. Any such volatility will be reflected in the value of the Aggressive Growth Trust's Units. The technology and science areas may be subject to greater governmental regulation than many other areas and changes in governmental policies and the need for regulatory approvals may have a material adverse affect on these areas. Additionally, companies in these areas may be subject to risks of developing technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new technologies evolve. Competitive pressures may have a significant effect on the financial condition of companies in the technology sector. For example, if technology continues to advance at an accelerate rate, and the number of companies and product offerings continues to expand, these companies could become increasingly sensitive to short product cycles and aggressive pricing. Further, companies in the technology industry spend heavily on research and development and are subject to the risk that their products or services may not prove commercially successful or may become obsolete quickly.

  Certain companies whose securities are included in the Aggressive Growth Trust are engaged in providing local, long-distance and wireless services, in the manufacture of telecommunications products and in a wide range of other activities including directory publishing, information systems and the operation of voice, data and video telecommunications networks.

  Payment on common stocks of companies in the telecommunications industry, including local, long-distance and cellular service, the manufacture of telecommunications equipment, and other ancillary services, is generally dependent upon the amount and growth of customer demand, the level of rates permitted to be charged by regulatory authorities and the effects of inflation on the cost of providing services and the rate of technological innovation. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. Telecommunications companies are undergoing significant change due to varying and evolving levels of governmental regulation or deregulation and other factors. As a result, competitive pressures are intense and the securities of such companies may be subject to significant price volatility.

  The companies in the Aggressive Growth Trust may consist of former government owned telecommunications systems that have been privatized. The Sponsor cannot predict whether such privatization will continue in the future or what, if any, effect this will have on the Aggressive Growth Trust.


Small Capitalization Stock

  Investing in small capitalization stocks may involve greater risk than investing in medium and large capitalization stocks, since they can be subject to more abrupt or erratic price movements. Small market capitalization companies ("Small-Cap Companies") are those with market capitalizations of $1 billion or less at the time of a Trust's investment. Many Small-Cap Companies will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Foreign Securities

  The Trusts may hold Securities of non-U.S. issuers directly and/or through American Depository Receipts ("ADRs"). There are certain risks involved in investing in securities of foreign companies, which are in addition to the usual risks inherent in United States investments. These risks include those resulting from:

  . fluctuations in currency exchange rates or revaluation of currencies,

  . future adverse political and economic developments and the possible imposition of
   currency exchange blockages or other foreign laws or restrictions,

  . reduced availability of public information concerning issuers, and

  . the lack of uniform accounting, auditing and financial reporting standards or other regulatory practices and requirements comparable to those applicable to domestic companies.

  Moreover, securities of many foreign companies may be less liquid and their prices more volatile than those of securities of comparable domestic companies. In addition, with respect to certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of the Trusts, including the withholding of dividends. Foreign securities may be subject to foreign government taxes that could reduce the yield on such securities. Since the Trusts may invest in securities quoted in currencies other than the United States dollar, changes in foreign currency exchange rates may adversely affect the value of foreign securities in the Portfolios and the net asset value of Units of the Trusts. Investment in foreign securities may also result in higher expenses due to the cost of converting foreign currency to United States dollars, the payment of fixed brokerage commissions on certain foreign exchanges, which generally are higher than commissions on domestic exchanges, and expenses relating to foreign custody.

  In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, the Sponsor anticipates that adequate information will be available to allow the Sponsor to supervise the Portfolios as set forth in Administration of the Trusts -- Trust Supervision.

  On the basis of the best information available to the Sponsor at the present time, none of the Securities is subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from sale of, the Securities either because the particular jurisdictions have not adopted any currency regulations of this type or because the issues qualify for an exemption, or the Trusts, as extraterritorial investors, have qualified their purchase of the Securities as exempt by following applicable "validation" or similar regulatory or exemptive procedures. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to the Trusts.

  In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolios and on the ability of the Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption (see Redemption).


Exchange Rate Fluctuation

  In recent years, foreign exchange rates have fluctuated sharply. Income from foreign equity securities held by the Trusts, including those underlying any ADRs held by a Trust, would be payable in the currency of the country of their issuance. However, the Trusts will compute their income in United States dollars, and the computation of income will be made on the date of its receipt by the Trusts at the foreign exchange rate in effect on that date. Therefore, if the value of the foreign currency falls relative to the United States dollar between receipt of the income and its conversion to United States dollars, the risk of such decline will be borne by Holders. In addition, the cost of converting such foreign currency to United States dollars would also reduce the return to the Holder.

American Depositary Shares and Receipts

  American Depositary Shares ("ADSs"), and receipts therefor ("ADRs"), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus the term ADR generally includes ADSs.


Legal Proceedings and Legislation

  At any time after the Initial Date of Deposit, additional legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trusts or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trusts or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

  The Public Offering Price of the Units for each of the Trusts is computed by adding the sales charge of 4.167% to the aggregate value of the Securities in a Trust (as determined by the Trustee) and any cash held, divided by the number of Units of the Trust outstanding. This sales charge is equal to a gross underwriting profit of 4.00% of the Public Offering Price and is subject to change by the Sponsor at any time. For most investors the commissions to purchase and sell the stocks directly would exceed the Trust's 4.00% sales charge and expenses. In addition, during the initial public offering period a portion of the Public Offering Price per 1,000 Units for each of the Trusts also consists of an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the cost incurred in organizing a Trust, see Expenses and Charges--Initial Expenses. The sales charge will not be assessed on those Securities in each of the Trusts purchased with the proceeds of the Public Offering Price that are intended to be liquidated to reimburse the Sponsor for the organization costs.

  Orders for Units received by the Sponsor prior to 9:30 A.M. on July 26, 2000 (the first day Units will be available to the public) will be made at $1.00 per Unit (including the sales charge). To allow Units to be priced at $1.00, the Units outstanding as of the 9:30 A.M. Evaluation Time on July 26 (all of which are held by the Sponsor) will be split (or split in reverse). The Public Offering Price subsequent to 9:30 A.M. on July 26, 2000 and on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trusts--Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

  The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least 50,000 Units. Sales charges (until October 2, 2000) are as follows:

                                                           Percent of Percent of
                                                            Offering  Net Amount
Number of Units*                                             Price     Invested
----------------                                           ---------- ----------
Fewer than 50,000.........................................   4.000%     4.167%
50,000 but less than 100,000..............................   3.500      3.627
100,000 but less than 250,000.............................   3.000      3.093
250,000 but less than 500,000.............................   2.500      2.564
500,000 but less than 1,000,000...........................   2.000      2.041
1,000,000 or more.........................................   1.500      1.523

------------
* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1 per Unit and will be applied on whichever basis is more favorable to the investor.

  Commencing October 2, 2000 the sales charge will be reduced as follows:

                                                           Percent of Percent of
                                                            Offering  Net Amount
Number of Units*                                             Price     Invested
----------------                                           ---------- ----------
Fewer than 50,000.........................................   3.000%     3.093%
50,000 but less than 100,000..............................   2.625      2.696
100,000 but less than 250,000.............................   2.250      2.302
250,000 but less than 500,000.............................   1.875      1.911
500,000 but less than 1,000,000...........................   1.500      1.523
1,000,000 or more.........................................   1.125      1.138

  Commencing January 2, 2001, the sales charge will be reduced as follows:

                                                           Percent of Percent of
                                                            Offering  Net Amount
Number of Units*                                             Price     Invested
----------------                                           ---------- ----------
Fewer than 50,000.........................................   2.000%     2.041%
50,000 but less than 100,000..............................   1.750      1.781
100,000 but less than 250,000.............................   1.500      1.523
250,000 but less than 500,000.............................   1.250      1.266
500,000 but less than 1,000,000...........................   1.000      1.010
1,000,000 or more.........................................   0.750      0.756

  Commencing April 2, 2001, the sales charge will be 1.00% of the Public Offering Price for purchases of up to 1 million Units (1.010% of the net amount invested) and will be 0.750% of Public Offering Price for purchases of 1 million Units or more (0.756% of the net amount invested).

  The holders of units of Uncommon Values Aggressive Growth Series, 1999, 1998 or 1997; Uncommon Values Growth & Income Series, 1999, 1998 or 1997; or Uncommon Values, 1999, 1998 Series or 1997 Series (collectively, the "Prior Series"), which are held through accounts at the Sponsor, or one of its affiliates, may exchange such units of the Prior Series for Units of either of the Trusts at their relative net asset values, subject to a reduced sales charge of 3.00%. An exchange of units of a Prior Series for Units of a Trust will generally be a taxable event. The exchange option described above will also be available to investors in the Prior Series who elect to purchase Units of a Trust (if available) within 60 days of their liquidation of units in the Prior Series which were held through accounts at the Sponsor, Salomon Brothers Inc, or one of their affiliates (see Exchange and Rollover Privileges). The sales charge applicable to such exchanges will be reduced on a graduated scale, for exchanges of at least 50,000 Units of a Prior Series, as follows:

                                                           Percent of Percent of
                                                            Offering  Net Amount
Number of Units*                                             Price     Invested
----------------                                           ---------- ----------
Fewer than 50,000.........................................   3.000%     3.093%
50,000 but less than 100,000..............................   2.625      2.696
100,000 but less than 250,000.............................   2.250      2.302
250,000 but less than 500,000.............................   1.875      1.911
500,000 but less than 1,000,000...........................   1.500      1.523
1,000,000 or more.........................................   1.125      1.138

  The above graduated sales charges will apply to all purchases on any one day by the same purchaser of Units of one, or both the Trusts on an aggregated basis, in the amounts stated. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  There will be a valuation of Securities at 9:30 A.M. New York time only on July 26, 2000 applicable for all orders for Units received by the Sponsor prior to such time. Subsequently, valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on a national stock exchange or Nasdaq National Market are valued at the closing sale price, or, if no closing
------------
* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1 per Unit and will be applied on whichever basis is more favorable to the investor.

sales price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

  Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in a Trust divided by the number of Units outstanding plus a reduced sales charge of .5%. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.


Public Distribution

  Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trusts, and may also be distributed through dealers.

  The Sponsor intends to qualify Units of each of the Trusts for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit to be established at the time of sale by the Sponsor.

Underwriter's and Sponsor's Profits

  The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the sales charge of 4.00% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above).

  On the Initial Date of Deposit, the Sponsor also realized a profit or loss on deposit of the Securities into each of the Trusts in the amount set forth under Investment Summary, which equals the difference between the cost of the Securities to a Trust (which is based on the aggregate value of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsor. In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

  The Sponsor also receives an annual fee at the maximum rate of $.25 per 1,000 Units for the administrative and other services which it provides during the life of the Trusts (see Expenses and Charges--Fees). The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolios on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

  In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.


MARKET FOR UNITS

  While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

  . the aggregate value of Securities in a Trust,

  . amounts in a Trust, including dividends receivable on stocks trading ex-dividend, and

  . all other assets in a Trust.

deducting therefrom the sum of:

  . taxes or other governmental charges against a Trust not previously deducted,

  . accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to a Trust and certain other expenses, and

  . amounts for distribution to Holders of record as of a date prior to the evaluation.

  The result of the above computation is divided by the number of Units outstanding as of a date prior to the evaluation, and the result of such computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolios or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in a Trust on the date on which the Units of such Trust are tendered for redemption (see Redemption).

  The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.


REDEMPTION

  Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions (see Administration of the Trusts -- Accounts and Distributions). The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trusts. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

  The Trustee will redeem Units "in kind" upon request of redeeming Holder if the Holder tenders at least 50,000 Units. Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day, on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption--Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption

Price per Unit for in kind distributions (the "In Kind Distribution") will take the form of the distribution of whole and fractional shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in a Trust of the Units tendered for redemption (based upon the Redemption Price per Unit), except that with respect to any foreign Security not held in ADR form, the value of that Security will be distributed in cash.

  In Kind Distributions on redemption of a minimum of 50,000 Units will be held by The Bank of New York, as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:

    (a) If the tendering Holder requests cash payment, the Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.

    (b) If the tendering Holder requests distribution in kind, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

  Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trusts -- Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

  A Holder may tender Units for redemption on any weekday (a "Tender Day") which is not one of the following: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission ("SEC"), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.


Computation of Redemption Price Per Unit

  Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on each June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the

Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in a Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in a Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to a Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per 1,000 Units will be reduced to reflect the payment of the per 1,000 Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 1,000 Units received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

  The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or NASDAQ National Market System, or a foreign securities exchange, such evaluation shall generally be based on the closing sale price on such exchange (unless the Trustee deems such price inappropriate as a basis for evaluation) or, if there is no closing sale price on such exchange, at the mean between the closing offering and bid side evaluation. If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based on the last reported sales price as of the Evaluation Time on the over-the-counter market by one or more reporting service (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if no such prices are available, (1) on the basis of the mean between current bid and offer prices on the over-the-counter market, (2) on the basis of the mean between current bid and offer prices for comparable securities, (3) by the Trustee's appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (4) by any combination thereof.


EXPENSES AND CHARGES

  Initial Expenses -- Investors will reimburse the Sponsor on a per 1,000 Units basis, for all or a portion of the estimated costs incurred in organizing the Trusts including the cost of the initial preparation, printing and execution of the registration statement and the indenture, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trusts, as well as advertising and selling expenses, will be paid by the Underwriters at no cost to the Trusts.

  Fees -- The Trustee's and Sponsor's fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trusts, including certain mailing and printing expenses, are borne by the Trusts. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for a Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Salomon Smith Barney Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trusts in amounts not exceeding its cost of providing those services. The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

  Other Charges -- These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trusts (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trusts' registration statement current with Federal and State authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trusts and the rights and interests of Holders (for example, expenses in exercising the Trusts' rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without gross negligence, bad faith or willful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trusts. The amounts of these charges and fees are secured by a lien on the Trusts.

  Payment of Expenses -- Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below), (2) to the extent the Income Accounts funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce income distributions from the Accounts), (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses (thereby reducing the net asset value of the Units).

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trusts --
 Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trusts. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders (see Taxes).


ADMINISTRATION OF THE TRUSTS

Records

  The Trustee keeps records of the transactions of the Trusts at its corporate trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.


Accounts and Distributions

  Dividends payable to a Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. If a Holder elects to receive its distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from a Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from a Capital Account if the balance therein is less than an amount sufficient to distribute $5.00 per 1,000 Units. The Trustee may withdraw from the Income Accounts, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trusts. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest.

  Purchases at Market Discount -- Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor intends to direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trusts in the issuers offering such plans. In such event, the Indenture requires that the Trustee forthwith distribute in kind to the Distribution Agent the Securities received upon any such reinvestment to be held for the accounts of the Holders in proportion to their respective interests in the Trusts. It is anticipated that Securities so distributed shall immediately be sold. Therefore, the cash received upon such sale, after deducting sales commissions and transfer taxes, if any, will be used for cash distributions to Holders.

  The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trusts are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.


Trust Supervision

  Each of the Trusts is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from a Portfolio. However, each Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue a Trust's investment in the Securities in the original proportions, it has the power but not the obligation to direct the disposition of the Securities upon institution of certain legal proceedings, default under certain documents adversely affecting future declaration or payment of anticipated dividends, or a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make the retention of the Securities detrimental to the interests of the Holders. The Sponsor intends to review the desirability of retaining in a Portfolio any Security if its investment rating is reduced below 3 by the Sponsor's Research Department. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for redemption of Units in eligible money market instruments having fixed final maturity dates no later than the next Distribution Day (at which time the proceeds from the maturity of said instrument shall be distributed to Holders) which are selected by the Sponsor and which will include only the following instruments:

    (i) Negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance

  Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that a Trust's aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and (ii) U.S. treasury notes or bills.

  In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when in its opinion it is in the best interest of the Holders of the Units to do so. In addition, the Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new Securities in exchange or substitution for any Securities except that the Sponsor may instruct the Trustee to accept or reject such an offer to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer failed to declare or pay anticipated dividends with respect to such Securities or (2) in the written opinion of the Sponsor, the issuer will probably fail to declare or pay anticipated dividends with respect to such Securities in the reasonably foreseeable future. Any Securities so received in exchange or substitution shall be sold unless the Sponsor directs that they be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. If a Security is eliminated from a Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of that Trust of the sale of the Security. Except as stated in this and the following paragraphs, the Trusts may not acquire any securities other than (1) the Securities and (2) securities resulting from stock dividends, stock splits and other capital changes of the issuers of the Securities.

  The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into a Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of a Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in a Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in that Trust as to be acceptable for acquisition by such Trust. Whenever a Replacement Security has been acquired for a Trust, the Trustee shall, on the next Distribution Day that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to that Trust of the Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under Portfolios plus income attributable to the Failed Security. Any property received by the Trustee after the Initial

Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of a Trust.

  The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trusts by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities, or Additional Securities in exchange for the corresponding number of additional Units during the 90-day period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the "Original Proportionate Relationship") is maintained to the extent practicable. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the original proportionate relationship among the number of shares of each Security comprising the Portfolio at the end of the initial 90-day period.

  With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of a Trust during the 90-day period following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trusts or the Sponsor, the Sponsor may
(1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above. Any funds held to acquire Additional or Replacement Securities which have not been used to purchase Securities at the end of the 90-day period beginning with the Initial Date of Deposit, shall be used to purchase Securities as described above or shall be distributed to Holders together with the attributable sales charge.


Reports to Holders

  The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of June in each year (normally within 20 to 60 days), the Trustee will furnish to each person who at any time during the preceding period from July 1 through June 30 (a "Trust Year") was a Holder of record a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such Trust Year; (2) as to the Capital
Account: the disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income

Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such Trust Year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such Trust Year; (4) the Redemption Price per Unit based upon the last computation thereof made on the thirtieth day of June (or the last business day prior thereto) of such Trust Year; and (5) amounts actually distributed during such Trust Year from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

  In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.


Book-Entry Units

  Ownership of Units of each Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in a Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of the Trusts. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment And Termination

  The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in a Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

  The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Mandatory Termination Date specified under Summary of Essential Information. The Indenture may also be terminated by the Sponsor if the value of a Trust is less than the minimum value set forth under Summary of Essential Information (as described under Description of the Trusts -- Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any termination to each Holder of record within a reasonable period of time prior to the termination.

Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder's interest in such accounts to the address of such nominee Holder appearing on the record books of the Trustee.


EXCHANGE AND ROLLOVER PRIVILEGES

  Holders may exchange their Units of a Trust into units of any then outstanding series of Uncommon Values (an "Exchange Series") at their relative net asset values, subject only to a reduced sales load (as disclosed in the prospectus for the Exchange Series). The exchange option described above will be available only to Holders whose Units are held through accounts at the Sponsor or one of its affiliates, and will also be available to investors in a Trust who elect to purchase units of an Exchange Series within 60 days of their liquidation of Units in a Trust which were similarly held.

  Holders who retain their Units until the termination of a Trust may reinvest their terminating distributions into units of a subsequent series of Uncommon Values (the "New Series") provided one is offered. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series.

  Under the exchange and rollover privilege, the Sponsor's repurchase price would be based upon the market value of the Securities in a Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor's secondary market account at the time of the Holder's elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

  It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trusts described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trusts. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder's election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of either of these options will not prevent the holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to a Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

  Distributions of income and/or principal, if any, on Units will be reinvested automatically in additional Units of a Trust, at no extra charge, pursuant to a Trust's "Reinvestment Plan." If the Holder does not wish to participate in the Reinvestment Plan and wishes to receive cash distributions, the Holder must notify its financial consultant at Salomon Smith Barney Inc., or the Trustee (depending upon whether the Units are held in street name through Salomon Smith Barney Inc. or directly in the name of the Holder, respectively), at least ten business days prior to the Distribution Day to which that election is to apply. The election may be modified or terminated by similar notice.

  Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of that Trust at the Sponsor's Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust (see Description of the Trusts -- Structure and Offering). Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

  The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to any of the Trusts. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

  The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units of a Trust at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.


Sponsor

  The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indentures. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trusts or (3) continue to act as Trustee without terminating the Indentures.

  The Sponsor shall be under no liability to a Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indentures and in such event it shall be relieved of all further liability under each Indenture.


TAXES

  The following is a general discussion of certain Federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code (the "Code"), and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies or anyone who holds Units as part of a hedge or straddle.

  In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:

    1. The Trusts are not associations taxable as corporations for Federal income tax purposes, and income received by the Trusts will be treated as income of the Holders in the manner set forth below.

    2. Each Holder will be considered the owner of a pro rata portion of each Security in a Trust under the grantor trust rules of Sections 671-679 of the Code. A taxable event will generally occur with respect to each Holder when a Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Holder. A Holder should determine its tax cost for each Security represented by its Units by allocating the total cost for its Units, including the sales charge, among the Securities in the Trust in which it holds Units (in proportion to the fair market values of those Securities on the date the Holder purchases its Units).

    3. A Holder will be considered to have received all of the dividends paid on its pro rata portion of each Security when such dividends are received by a Trust even if the Holder does not actually receive such distributions but rather reinvests its dividend distributions pursuant to the Reinvestment Plan. An individual Holder who itemizes deductions will be entitled to deduct its pro rata share of fees and expenses paid by a Trust, but only to the extent that this amount together with the Holder's other miscellaneous deductions exceeds 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.

    4. Under the income tax laws of the State and City of New York, the Trusts are not associations taxable as corporations and are not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Holder who is a New York resident, however, a pro rata portion of all or part of the income of a Trust will be treated as income of the Holder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

  A Holder's pro rata portion of dividends paid with respect to a Security held by a Trust is taxable as ordinary income to the extent of the issuing corporation's current or accumulated earnings and profits. A Holder's pro rata portion of dividends paid on such Security that exceed such current or accumulated earnings and profits will first reduce the Holder's tax basis in such Security, and to the extent that such dividends exceed the Holder's tax basis will generally be treated as capital gain.

  A corporate Holder will generally be entitled to a 70% dividends-received deduction with respect to its pro rata portion of dividends received by the Trust from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporate Holder directly owned the Securities paying such dividends. However, a corporate Holder should be aware that the Code imposes additional limitations on the eligibility of dividends for the 70% dividends-received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. The dividends-received deduction is not available to "S" corporations and certain other corporations, and is not available for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax. Congress from time to time considers proposals to reduce this deduction.

  A Holder's gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, although non-corporate Holders who realize long-term capital gains with respect to Units (and Securities) held for more than one year may be subject to a reduced tax rate of 20% on such gains, rather than the "regular" maximum tax rate of 39.6%. Tax rates may increase prior to the time when Holders may realize gains from the sale, exchange or redemption of the Units or Securities.

  A Holder's loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are generally deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Holders may be deducted against ordinary income.

  A pro rata distribution of Securities by the Trustee to a Holder (or to its agent, including the Distribution Agent) upon redemption of Units will not be a taxable event to the Holder or to other Holders. The redeeming or exchanging Holder's basis for such Securities will be equal to its basis for the same Securities (previously represented by its Units) prior to such redemption or exchange, and its holding period for such Securities will include the period during which it held its Units. However, a Holder will have a taxable gain or loss, which generally will be a capital gain or loss (except in the case of a dealer), when the Holder (or its agent, including the Distribution Agent) sells the Securities so received in redemption, when a redeeming or exchanging Holder receives cash in lieu of fractional shares, when the Holder sells its Units or when the Trustee sells the Securities from a Trust.

  Each of the Trusts may hold Securities or ADRs of foreign corporations. For United States income tax purposes, a holder of ADRs is treated as though it were holding directly the shares of the foreign corporation represented by the ADRs. Dividends paid by foreign issuers generally will be subject to foreign withholding tax, which may entitle Holders to a foreign tax credit (or deduction) against their U.S. income tax liability, subject to the limitations applicable to the use of the foreign tax credit. Foreign taxes withheld on payments to a Trust may be greater than the amounts that would be withheld if the shares were held directly by a U.S. Holder. The Trusts will report as gross income earned by U.S. Holders their pro rata shares of such dividends, including their pro rata shares of any corresponding amounts of foreign tax withheld and their pro rata shares of any income or loss resulting from currency conversion transactions. Gains and losses attributable to increases or decreases in the value of foreign currencies in which such securities are denominated, or in which dividends are paid, will be treated as ordinary income or ordinary loss. Capital gains attributable to the Units or the underlying Securities may also be subject to taxes by certain of those jurisdictions.

  The foregoing discussion relates only to the tax treatment of U.S. Holders with regard to Federal and certain aspects of New York State and City income taxes. Holders that are not U.S. citizens or residents ("Foreign Holders") should be aware that dividend distributions from a Trust attributable to any dividends received by a Trust from domestic and certain foreign corporations will be subject to a U.S. withholding tax of 30%, or a lower treaty rate, and under certain circumstances gain from the disposition of Securities or Units may also be subject to Federal income tax. However, it is expected that in general any gains realized by Holders who are Foreign Holders will not be U.S. source income and will not be subject to any U.S. withholding tax. In addition, Holders may also be subject to taxation in New York or in other jurisdictions (including a Foreign Holder's country of residence) and should consult their own tax advisers in this regard.

                                     * * *

  After the end of each fiscal year for each of the Trusts, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.


Retirement Plans

  Units of these Trusts may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms, including the Sponsor of these Trusts, and other financial institutions. Fees and charges with respect to such plans may vary.

  Before investing in a Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."


MISCELLANEOUS

Trustee

  The name and address of the Trustee are shown on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal

Deposit Insurance Corporation to the extent permitted by law. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.


Legal Opinion

  The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.


Auditors

  The Statements of Financial Condition and the Portfolios included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.


Sponsor

  Salomon Smith Barney Inc. ("Salomon Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On September 1, 1998, Salomon Brothers, Inc. merged with and into Smith Barney Inc. ("Smith Barney") with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Salomon Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Salomon Smith Barney is an indirect wholly-owned subsidiary of Citigroup Inc. The Sponsor or an affiliate is investment adviser, principal underwriter or distributor of more than 60 open-end investment companies and investment manager of 12 closed-end investment companies. Salomon Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

                            The Equity Focus Trusts

                                Uncommon Values

                         Aggressive Growth Series, 2000
                          Growth & Income Series, 2000

                             Unit Investment Trusts

                                   PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trusts set forth in its registration statements filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 (file no. 333-38640) and the Investment Company Act of 1940 (file no. 811-3491), and to which reference is hereby made.

Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:
  . electronic request (after paying a duplicating fee) at the following E-
    mail address: publicinfo@sec.gov
  . visiting the SEC internet address: http://www.sec.gov.
  . writing: Public Reference Section of the Commission, 450 Fifth Street,
    N.W., Washington, D.C. 20549-6009
--------------------------------------------------------------------------------

                                                      Sponsor:
                   Index                              Salomon Smith Barney Inc.
                                                      7 World Trade Center
                                                      40th Floor
     Investment Summary                      2        New York, New York 10048
     Summary of Essential Information        7        (212) 816-6000
     Independent Auditors' Report            9
     Statements of Financial Condition      10        Trustee:
     Portfolios                             11
     Description of the Trusts              14
     Risk Factors                           17        The Bank of New York
     Public Sale of Units                   23        101 Barclay Street
     Market for Units                       25        New York, New York 10286
     Redemption                             26        (800) 221-7771
     Expenses and Charges                   28
     Administration of the Trusts           29
     Exchange and Rollover Privileges       34
     Reinvestment Plan                      35
     Resignation, Removal and Limitations
      on Liability                          35
     Taxes                                  36
     Miscellaneous                          38


--------------------------------------------------------------------------------

                                SALOMON SMITH BARNEY
                                --------------------
                        A member of citigroup [LOGO]

--------------------------------------------------------------------------------

No person is authorized to give any information or to make any representations with respect to these Trusts, not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.
--------------------------------------------------------------------------------
Salomon Smith Barney is the service mark used by Salomon Smith Barney Inc.

                                                                    UT 6661

                                    PART II

             Additional Information Not Included in the Prospectus

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                               SEC File or
                                                          Identification Number
                                                          ---------------------
 I.     Bonding Arrangements and Date of Organization
        of the Depositor filed pursuant to Items A and
        B of Part II of the Registration Statement on
        Form S-6 under the Securities Act of 1933:

        Salomon Smith Barney Inc.                                2-67446

 II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

        Salomon Smith Barney Inc.                                8-12324

 III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form
        S-6 under the Securities Act of 1933 (Charter,
        By-Laws):

        Salomon Smith Barney Inc.                          33-65332, 33-36037


  B. The Internal Revenue Service Employer Identification Numbers of the
Sponsor and Trustee are as follows:


        Salomon Smith Barney Inc.                              13-1912900
        The Bank of New York                                   13-5160382

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet of Form S-6.

      The Cross-Reference Sheet (incorporated by reference to the Cross-
         Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).

      The Prospectus.

      Additional Information not included in the Prospectus (Part II).

        The undertaking to file reports.

        The signatures.

      Written Consents as of the following persons:
        KPMG LLP (included in Exhibit 5.1)

        Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1)

  The following exhibits:

  To be filed with Amendment to Registration Statement.

    1.1.1  -- Form of Reference Trust Indenture (incorporated by reference to
              Exhibit 1.1.1 to Amendment No. 1 to the Registration Statement of
              The Uncommon Values Trust, 2000 Series, 1933 Act File
              No. 333-38446).

      2.1 -- Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to the Registration Statement of Equity
              Focus Trusts, Global Research Selections, Series 2000-A, 1933 Act
              File No. 33-31514).

     *3.1 -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings "Taxes" and "Miscellaneous--Legal Opinion" in the Prospectus.

     *5.1  -- Consent of KPMG LLP to the use of their name under the heading
              "Miscellaneous--Auditors" in the Prospectus.

------------

* Filed herewith.

                                   SIGNATURES

  The registrant hereby identifies Equity Focus Trusts, Strategic Series 1999-A, 10/A+ Portfolio (Reg. No. 333-69335) and Equity Focus Trusts, Uncommon Values Aggressive Growth Series, 1997 and Uncommon Values Growth & Income Series, 1997 (Reg. No. 333-27791) for the purposes of the representations required by Rule 487 and represents the following:

    (1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That it has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 26th day of July, 2000.

                      Signatures appear on page II-4.

  A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

      SALOMON SMITH BARNEY UNIT TRUSTS
                (Registrant)

         SALOMON SMITH BARNEY INC.
                (Depositor)

  By the following persons*, who constitute a majority of the Board of Directors of Salomon Smith Barney Inc.:

Deryck C. Maughan
Michael A. Carpenter

                                               /s/ Kevin Kopczynski
                                          By___________________________________
                                                     Kevin Kopczynski
                                               (As authorized signatory for
                                               Salomon Smith Barney Inc. and
                                             Attorney-in-fact for the persons
                                                       listed above)


------------
* Pursuant to Powers of Attorney filed as exhibits to Registration Statement No. 333-62533 and 333-66875.